                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             REPAP ENTERPRISES INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    76026M309
                                 (CUSIP Number)

                                  Julia Murray
                            General Counsel - Finance
                      Enron Capital & Trade Resources Corp.
                                1400 Smith Street
                                Houston, TX 77002
                                 (713) 853-6161
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SUNDANCE ASSETS, L. P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER

       SHARES                  0
                   -------------------------------------------------------------
    BENEFICIALLY     8         SHARED VOTING POWER

      OWNED BY                 128,571,429*
                   -------------------------------------------------------------
        EACH         9         SOLE DISPOSITIVE POWER

     REPORTING                 0
                   -------------------------------------------------------------
      PERSON        10        SHARED DISPOSITIVE POWER

       WITH                   128,571,429*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          128,571,429*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.7%**
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

 * REPRESENTS SHARES OF COMMON STOCK INITIALLY ISSUABLE UPON CONVERSION OF U.S. $45,000,000 PRINCIPAL AMOUNT OF 6% CONVERTIBLE SUBORDINATED DEBENTURES OF REPAP ENTERPRISES INC. DESCRIBED HEREIN.
** BASED ON INFORMATION CONTAINED IN THE FORM 10-Q OF REPAP ENTERPRISES INC. FOR
   THE QUARTER ENDED SEPTEMBER 30, 1998 AS OF SEPTEMBER 30, 1998.

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ENRON CAPITAL & TRADE RESOURCES CORP.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER

       SHARES                  0
                   -------------------------------------------------------------
    BENEFICIALLY     8         SHARED VOTING POWER

      OWNED BY                 128,571,429*
                   -------------------------------------------------------------
        EACH         9         SOLE DISPOSITIVE POWER

     REPORTING                 0
                   -------------------------------------------------------------
      PERSON        10         SHARED DISPOSITIVE POWER

       WITH                    128,571,429*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          128,571,429*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.7%**
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

 * REPRESENTS SHARES OF COMMON STOCK INITIALLY ISSUABLE UPON CONVERSION OF U.S. $45,000,000 PRINCIPAL AMOUNT OF 6% CONVERTIBLE SUBORDINATED DEBENTURES OF REPAP ENTERPRISES INC. DESCRIBED HEREIN.
** BASED ON INFORMATION CONTAINED IN THE FORM 10-Q OF REPAP ENTERPRISES INC. FOR
   THE QUARTER ENDED SEPTEMBER 30, 1998 AS OF SEPTEMBER 30, 1998.

                                    SCHEDULE
                                       13D


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ENRON CORP.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Oregon
--------------------------------------------------------------------------------

     NUMBER OF       7         SOLE VOTING POWER

       SHARES                  0
                    ------------------------------------------------------------
    BENEFICIALLY     8         SHARED VOTING POWER

      OWNED BY                 128,571,429*
                    ------------------------------------------------------------
        EACH         9         SOLE DISPOSITIVE POWER

      REPORTING                0
                    ------------------------------------------------------------
       PERSON        10        SHARED DISPOSITIVE POWER

        WITH                   128,571,429*
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          128,571,429*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% **
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------
 * REPRESENTS SHARES OF COMMON STOCK INITIALLY ISSUABLE UPON CONVERSION OF U.S. $45,000,000 PRINCIPAL AMOUNT OF 6% CONVERTIBLE SUBORDINATED DEBENTURES OF REPAP ENTERPRISES INC. DESCRIBED HEREIN.
** BASED ON INFORMATION CONTAINED IN THE FORM 10-Q OF REPAP ENTERPRISES INC. FOR
   THE QUARTER ENDED SEPTEMBER 30, 1998 AS OF SEPTEMBER 30, 1998.

                            STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Repap Enterprises Inc., a Canadian corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Entities (as defined herein). The joint Schedule 13D of Enron Corp. and Enron Capital & Trade Resources Corp. dated May 26, 1998 (the "Initial Schedule 13D") is amended by the addition of the following:

Item 2. Identity and Background, Item 4. Purpose of Transaction and Item 5. Interest in Securities of the Issuer.

         Effective as of December 23, 1998, the Issuer's U.S. $45,000,000 principal amount of 6% Convertible Subordinated Debentures (the "Debentures") held by Enron Capital & Trade Resources Corp. ("ECT") were contributed to the capital of Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), as part of an internal reorganization of the merchant asset portfolio of Enron Corp. ("Enron") and its subsidiaries and affiliates. The general partner of Sundance is Ponderosa Assets, L.P., a Delaware limited partnership ("Ponderosa"), which is wholly-owned by Enron and certain of its subsidiaries. The general partner of Ponderosa is Enron Ponderosa Management Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Enron ("EPMH"). Ponderosa as the general partner of Sundance, and EPMH, as the general partner of Ponderosa, may each be deemed to be controlling persons of Sundance.

         This Schedule 13D/A amendment is being filed by (i) Sundance (as its initial filing of Schedule 13D) whose principal business is the ownership and management of a diversified portfolio of energy related investments, (ii) ECT and (iii) Enron. Sundance, ECT and Enron are referred to herein as the "Reporting Entities."

         The address of the principal business office of Sundance, Ponderosa and EPMH is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of EPMH. Schedules II and III, respectively, set forth current lists of the executive officers and directors of ECT and Enron, respectively. The filing of this statement on Schedule 13D shall not be construed as an admission that EPMH or any person listed on Schedule I, II or III hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities, nor to their knowledge Ponderosa or EPMH or any person listed on Schedule I, II or III hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

         The Debentures were acquired by Sundance as a contribution to its capital upon formation. The Debentures are being held by Sundance for investment purposes. The Debentures are convertible into Common Stock, no par value (the "Common Stock") of the Issuer at the rate of U.S. $0.35 per share, subject to adjustment. Sundance intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Sundance, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         None of the Reporting Entities directly owns any Common Stock. ECT no longer the record holder of any Debentures. However, Sundance holds the Debentures previously held in the name of ECT which are presently convertible into 128,571,429 shares of Common Stock, subject to adjustment as set forth in the Indenture with respect to the Debentures. If such Debentures were converted into Common Stock, the shares of Common Stock issuable upon conversion of such Debentures would represent approximately 14.7% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of September 30, 1998 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998). Enron and ECT may also be deemed to beneficially own the Debentures held by Sundance. Enron disclaims beneficial ownership of any Debentures.

         ECT, Ponderosa, EPMH and Enron may be deemed to share dispositive power over the Debentures and voting and dispositive power over the shares of Common Stock issuable upon conversion thereof held by Sundance.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge Ponderosa, EPMH or any of the persons named in the Schedules hereto, has effected any transactions in the Common Stock during the preceding sixty days.


Item 7.           Material to be Filed as Exhibits.

         Exhibit 6         Joint Filing Agreement.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 1999                SUNDANCE ASSETS, L.P.

                                           By:       Ponderosa Assets, L.P.
                                                     its general partner

                                           By:      Enron Ponderosa Management
                                                    Holdings, Inc. its
                                                    general partner

                                           By:  \s\ Peggy B. Menchaca
                                           Name:    Peggy B. Menchaca
                                           Title:   Vice President and Secretary


Date:  January 4, 1999                ENRON CAPITAL & TRADE
                                           RESOURCES CORP.

                                           By:  \s\ Peggy B. Menchaca
                                           Name:    Peggy B. Menchaca
                                           Title:   Vice President and Secretary


Date:  January 4, 1999                ENRON CORP.

                                           By:  \s\ Peggy B. Menchaca
                                           Name:    Peggy B. Menchaca
                                           Title:   Vice President and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                    ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.

Name and Business Address    Citizenship      Position and Occupation
-------------------------    -----------      -----------------------
1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.          U.S.A.         Director

Mark A. Frevert                U.S.A.         Director

Kenneth D. Rice                U.S.A.         Director and Chairman, Chief
                                              Executive Officer and Managing
                                              Director

Gene E. Humphrey               U.S.A.         President and Managing Director

Richard B. Buy                 U.S.A.         Managing Director

Andrew S. Fastow               U.S.A.         Managing Director

Mark E. Haedicke               U.S.A.         Managing Director and General
                                              Counsel

Jeffrey McMahon                U.S.A.         Managing Director, Finance and
                                              Treasurer

Jeremy M. Blachman             U.S.A.         Vice President

William W. Brown               U.S.A.         Vice President

Robert J. Hermann              U.S.A.         Vice President and General Tax
                                              Counsel

Michael J. Kopper              U.S.A.         Vice President

Peggy B. Menchaca              U.S.A.         Vice President and Secretary

Jordan H. Mintz                U.S.A.         Vice President, Tax and Tax
                                              Counsel

Kristina M. Mordaunt           U.S.A.         Vice President and Assistant
                                              General Counsel


                                 Page I-1 of 13

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                      ENRON CAPITAL & TRADE RESOURCES CORP.

Name and Business Address    Citizenship      Position and Occupation
-------------------------    -----------      -----------------------
1400 Smith Street
Houston, TX  77002

Mark A. Frevert              U.S.A.           Director; President--ECT Europe
                                              and Managing Director

Mark E. Haedicke             U.S.A.           Director; Managing Director and
                                              General Counsel

Kevin P. Hannon              U.S.A.           Director; President and Chief
                                              Operating Officer

Kenneth D. Rice              U.S.A.           Director; Chairman of the Board,
                                              Chief Executive Officer and
                                              Managing Director; Chairman
                                              and Chief Executive Officer--
                                              ECT North America

Gene E. Humphrey             U.S.A.           Vice Chairman


Robert J. Hermann            U.S.A.           Vice President and General Tax
                                              Counsel



                                   II-1 of 13

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.


Name and Business Address    Citizenship      Position and Occupation
-------------------------    -----------      -----------------------


Robert A. Belfer               U.S.A.         Director; Chairman, President and
767 Fifth Avenue, 46th Fl.                    Chief Executive Officer,
New York, NY 10153                            Belco Oil & Gas Corp.

Norman P. Blake, Jr.           U.S.A.         Director;  Chairman, United States
USF&G Corporation                             Fidelity and Guaranty Company
6225 Smith Ave. LA0300
Baltimore, MD 21209

Ronnie C. Chan                 U.S.A.         Director; Chairman of Hang Lung
Hang Lung Development                         Development Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                 U.S.A.         Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Joe H. Foy                     U.S.A.         Director; Retired Senior Partner,
404 Highridge Dr.                             Bracewell & Patterson, L.L.P.
Kerrville, TX 78028

Wendy L. Gramm                 U.S.A.         Director; Former Chairman, U.S.
P. O. Box 39134                               Commodity Futures Trading
Washington, D.C. 20016                        Commission

Ken L. Harrison                U.S.A.         Director; Vice Chairman of Enron
121 S. W. Salmon Street                       Corp. and Chairman and Chief
Portland, OR 97204                            Executive Officer of Portland
                                              General Electric Company




                                   III-1 of 13

Robert K. Jaedicke              U.S.A.        Director; Professor (Emeritus),
Graduate School of Business                   Graduate School of Business
Stanford University                           Stanford University
Stanford, CA 94305

Charles A. LeMaistre            U.S.A.        Director; President (Emeritus),
13104 Travis View Loop                        University of Texas M. D. Anderson
Austin, TX 78732                              Cancer Center

Jerome J. Meyer                 U.S.A.        Director; Chairman and Chief
26600 S. W. Parkway                           Executive Officer, Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

John A. Urquhart                U.S.A.        Director; Senior Advisor to the
John A. Urquhart Assoc.                       Chairman of Enron Corp.;
111 Beach Road                                President, John A. Urquhart
Fairfield, CT 06430                           Associates

John Wakeham                     U.K.         Director; Former U.K. Secretary of
Pingleston House                              State for Energy and Leader of the
Old Alresford                                 Houses of Commons and Lords
Hampshire S024 9TB
United Kingdom

Charls E. Walker                U.S.A.        Director; Chairman, Walker &
Walker & Walker, LLC                          Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.         U.S.A.        Director; President, Winokur &
Winokur & Associates, Inc.                    Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830


Each of the following person's
business address is:
1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                  U.S.A.        Director; Chairman and Chief
                                              Executive Officer

J. Clifford Baxter              U.S.A.        Senior Vice President, Corporate
                                              Development



                                   III-2 of 13

Richard B. Buy                  U.S.A.        Senior Vice President and Chief
                                              Risk Officer

Richard A. Causey               U.S.A.        Senior Vice President, Chief
                                              Accounting, Information and
                                              Administrative Officer

James V. Derrick, Jr.           U.S.A.        Senior Vice President and General
                                              Counsel

Andrew S. Fastow                U.S.A.        Senior Vice President and Chief
                                              Financial Officer

Mark A. Frevert                 U.S.A.        President and Chief Executive
                                              Officer, Enron Europe, Ltd.

Stanley C. Horton               U.S.A.        Chairman and Chief Executive
                                              Officer, Enron Gas Pipeline Group

Rebecca P. Mark                 U.S.A.        Vice Chairman; Chairman, Enron
                                              International, Inc.

Lou L. Pai                      U.S.A.        Chairman, President and Chief
                                              Executive Officer, Enron Energy
                                              Services, Inc.

Kenneth D. Rice                 U.S.A.        Chairman and Chief Executive
                                              Officer, Enron Capital & Trade
                                              Resources Corp. - North America

Jeffrey K. Skilling             U.S.A.        Director; President and Chief
                                              Operating Officer, Enron Corp.

Joseph W. Sutton                U.S.A.        President and Chief Executive
                                              Officer, Enron International, Inc.


                                   III-3 of 13